Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab, the Leading Superapp for Deliveries, Mobility and Financial Services in Southeast Asia1, Plans to Go Public in Partnership with Altimeter

Expected to be the Largest-Ever U.S. Equity Offering by a Southeast Asian Company

•	Grab is relied on for everyday needs in Southeast Asia and is the category leader for online food delivery, ride-hailing and digital wallet payments[2] in the region

•	Public listing will reinforce Grab’s strong business momentum including Gross Merchandise Value of approximately US$12.5 billion in 2020, surpassing pre-pandemic levels

•

The proposed transactions represent an expected equity value on a pro-forma basis of approximately US$39.6 billion and are expected to provide up to approximately US$4.5 billion in cash proceeds to Grab

•	Proceeds include more than US$4.0 billion of fully committed PIPE led by US$750 million from funds managed by Altimeter Capital Management, LP

•

Investors in the PIPE include funds and accounts managed or advised by BlackRock, Counterpoint Global (Morgan Stanley Investment Management) and T.Rowe Price Associates, Inc., as well as Fidelity International, Fidelity Management and Research LLC, Janus Henderson Investors, Mubadala, Nuveen, Permodalan Nasional Berhad and Temasek

•

Altimeter commits to a three-year lock-up period for its sponsor promote shares, 10% of which will go to the recently announced GrabForGood Fund to support programs with long-term social and environmental impact

SINGAPORE AND MENLO PARK, CALIF. – April 13, 2021 – Grab Holdings Inc. (“Grab”), Southeast Asia’s leading superapp1, today announced it intends to go public in the U.S. in partnership with Altimeter Growth Corp. (Nasdaq: “AGC”) in what is expected to be the largest-ever U.S. equity offering by a Southeast Asian company. The combined company expects its securities will be traded on NASDAQ under the symbol “GRAB” in the coming months.

The proposed transactions value Grab at an initial pro-forma equity value of approximately US$39.6 billion at a PIPE size of more than US$4.0 billion and will provide Grab with approximately US$4.5 billion in cash proceeds. Grab is a superapp dedicated to serving everyday needs and everyday entrepreneurs. It offers services across mobility, deliveries, financial services and more, in an all-in-one app.

[1]

Based on category leadership in online food delivery, ride-hailing and digital wallet. Category leadership assessed by Euromonitor, based on share of GMV and Total Payment Volume (TPV) for 2020. ‘Southeast Asia’ refers to the 6 largest markets in the region only: Indonesia, Malaysia, Singapore, Thailand, Philippines, and Vietnam

[2]

Source: Euromonitor. Based on share of GMV in online food delivery and ride-hailing, and share of TPV for digital wallet payments, across Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam

Anthony Tan, Group CEO and Co-founder, Grab said, “It gives us immense pride to represent Southeast Asia in the global public markets. This is a milestone in our journey to open up access for everyone to benefit from the digital economy. This is even more critical as our region recovers from COVID-19. It was very challenging for us too, but it taught us immensely about the resiliency of our business. Our diversified superapp strategy helped our driver-partners pivot to deliveries, and enabled us to deliver growth while improving profitability. As we become a publicly-traded company, we’ll work even harder to create economic empowerment for our communities, because when Southeast Asia succeeds, Grab succeeds.”

Brad Gerstner, Founder and CEO, Altimeter said, “As one of the world’s largest and fastest-growing internet companies, Grab is paving the digital path forward for the 670 million citizens of Southeast Asia. We are thrilled that Grab selected Altimeter Capital Markets as their partner to go public and even more excited to become sizable long term owners in this innovative, mission driven company.”

Southeast Asia is one of the fastest growing digital economies in the world, with a population approximately twice the size of the United States. Yet online penetration for food delivery, on-demand mobility and electronic transactions are a fraction of the U.S. and China. Across online food delivery, ride-hailing and digital wallet payments, Grab expects its total addressable market to grow from approximately US$52 billion in 2020 to more than US$180 billion by 20253.

Grab believes it is perfectly positioned to serve the needs of consumers, merchants and drivers in Southeast Asia through its superapp strategy. It offers an ecosystem of complementary services, addressing high-frequency, everyday needs, all through one app. This creates a flywheel effect designed to drive growth while lowering cost of service. The more services offered, the more the choices, and consequently the greater the value to consumers using the Grab superapp. In fact, the proportion of Grab users that use 2 or more services has grown 5 times over the last two years4. As consumer spend grows, so do the income opportunities for Grab’s merchant and driver-partners, encouraging more of them into Grab’s ecosystem. This leads to wider selection, better value, and faster delivery times for users, with benefits to consumer loyalty and lifetime value.

Grab’s decision to become a public company was driven by strong financial performance in 2020, despite COVID-19. Grab posted GMV of approximately US$12.5 billion in 2020, surpassing pre-pandemic levels and more than doubling from 2018. The company is also currently the category leader in Southeast Asia for its core verticals5, accounting for approximately 72% of total regional GMV for ride-hailing, 50% of total regional GMV for online food delivery and 23% of regional TPV for digital wallet payments in 2020.

[3]	Source: Euromonitor. Includes online food delivery, ride-hailing, and digital wallet markets
[4]	Source: Grab data, based on Monthly Transacting Users
[5]

Source: Euromonitor. Based on share of GMV in online food delivery and ride-hailing, and share of TPV for digital wallet payments, across Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam

At the same time, the company has made significant strides towards profitability, with a key focus on building a resilient business and delivering sustainable growth, achieving positive segment EBITDA6 in mobility across all markets, and positive segment EBITDA in deliveries in 5 out of 6 countries.

Proposed Transactions Overview

Grab’s journey to becoming a U.S.-listed public company will be facilitated by a definitive business combination agreement between Grab and Altimeter Growth, a special purpose acquisition company. Pursuant to the proposed transactions, Altimeter Growth and Grab will become wholly-owned subsidiaries of a new holding company. The combined company is expected to have an equity value on a pro-forma basis of approximately US$39.6 billion.

At closing, the combined company is expected to receive approximately US$4.5 billion in cash proceeds, including more than US$4.0 billion from a fully committed PIPE offering that was upsized due to significant investor interest. Furthermore, Altimeter has also committed up to US$500 million to a contingent investment to be equal to the aggregate dollar amount of redemptions from Altimeter Growth’s shareholders. The PIPE was led by funds managed by Altimeter Capital Management, LP which committed US$750 million, with participation from funds and accounts managed or advised by BlackRock, Counterpoint Global (Morgan Stanley Investment Management), and T.Rowe Price Associates, Inc., as well as Fidelity International, Fidelity Management and Research LLC, Janus Henderson Investors, Mubadala, Nuveen, Permodalan Nasional Berhad and Temasek. Leading family groups from Indonesia including Djarum, the Sariaatmadja family and Sinar Mas also participated in the PIPE.

As part of Altimeter’s long-term commitment to Grab, Altimeter’s sponsor promote shares are subject to a 3-year lock-up period. Altimeter is also donating 10% of its sponsor promote shares to support the GrabForGood fund, which aims to introduce programs with long-term social and environmental impact, including education, financial support for underserved communities and environmental issues. The GrabForGood fund was announced last week with an initial fund size of US$275 million, including a personal contribution of US$25 million in Grab shares from Grab Group CEO and co-founder Anthony Tan, together with co-founder Hooi Ling Tan and President Ming Maa.

Tan added, “We’ve always believed in long-term partnerships to drive impact at scale. We work closely with governments to support their national agendas, and have partnered with some of the world’s best blue chip companies. Altimeter is investing in a way that demonstrates our aligned values, with a three-year lock-up on their sponsor promote shares and unprecedented contribution of shares to our new GrabForGood endowment fund. They’re joining our journey for the long-run, together with an incredible day one cap table of renowned institutional investors and sovereign wealth funds. This is testament to the global investment community’s belief in the long-term value proposition of Grab’s superapp strategy and the exciting growth potential of Southeast Asia.”

[6]	Segment EBITDA is a non-GAAP measure and excludes regional costs.

The proposed transactions, which have been approved by the boards of directors of both Grab and Altimeter Growth, are expected to close in the coming months, subject to shareholder approvals, and other customary closing conditions.

Investor Resources

Additional information is available on the Grab Investor Relations website at www.grab.com/investors, including a presentation of Grab’s business and the transaction details. The presentation will be available beginning April 13, 2021 at 6.00 am ET. Speakers include the senior management team at Grab, including Anthony Tan, Group CEO and Co-Founder of Grab, Ming Maa, President of Grab, Peter Oey, CFO of Grab, and Brad Gerstner, Founder and CEO of Altimeter.

Altimeter Growth will also be filing a Current Report on Form 8-K, which will include a copy of the business combination agreement and the investor presentation, with the Securities and Exchange Commission available at www.sec.gov.

Advisors

Evercore acted as lead financial advisor to Grab. J.P. Morgan and Morgan Stanley Asia (Singapore) Pte were co-advisors.

J.P. Morgan and Morgan Stanley & Co. LLC acted as lead placement agents, with Evercore and UBS as co-placement agents to Altimeter Growth on the PIPE.

Skadden, Arps, Slate, Meagher & Flom LLP and Hughes Hubbard & Reed LLP acted as legal advisors to Grab.

Ropes & Gray LLP acted as legal advisor to Altimeter Growth. Wilmer Cutler Pickering Hale and Dorr LLP acts as advisor to Altimeter Capital Management LP and Altimeter Capital Markets, which includes Altimeter Growth.

Cooley LLP acted as legal advisor to the placement agents.

About Grab

Grab is the leading superapp platform in Southeast Asia, providing everyday services that matter to consumers. Today, the Grab app has been downloaded onto millions of mobile devices, giving users access to over 9 million drivers, merchants, and agents. Grab offers a wide range of on-demand services in the region, including mobility, food, package and grocery delivery services, mobile payments, and financial services across 428 cities in eight countries.

About Altimeter

Altimeter Capital Management, LP is a leading technology-focused investment firm built by founders for founders with over $15 billion in assets under management. Altimeter’s mission is to help visionary entrepreneurs build iconic companies, disrupt markets and improve lives through all stages of growth. Altimeter manages a variety of venture and public funds and serves as an expert long-term partner to companies as they enter the public markets.

Contact Information

For inquiries regarding Grab, please contact:

Media

In Asia: press@grab.com

In the United States: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Blueshirt Group: GrabIR@blueshirtgroup.com

For inquiries regarding Altimeter, please contact:

press@altimeter.com

IR@altimeter.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.